FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of _____December_____, 2003_

Commission File Number ___0-29382_____

_____Minefinders Corporation Ltd._____
(Translation of registrant's name into English)

____Suite 2288, 1177 West Hastings Street, Vancouver, B.C. V6E 2K3, Canada_____
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _____ Form 40-F __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

AMENDED

Minefinders Corporation Ltd.
(An Exploration Stage Company)
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	September 30, 2003	December 31, 2002
Assets	(Unaudited)	(Audited)
Current		
Cash	$ 1,413,750	$ 2,231,785
Short-term investments (Note 4)	18,582,713	7,140,489
Receivables	955,615	535,752
Prepaid expenses	66,233	128,749
	21,018,311	10,036,775
Mineral properties and		
deferred exploration costs (Note 5)	43,318,273	35,731,966
Capital assets (Note 6)	191,023	130,876
	$ 64,527,607	$ 45,899,617
Liabilities and Shareholders' Equity		
Liabilities		
Current		
Accounts payable and accrued liabilities	$ 991,839	$ 896,188
Shareholders' equity		
Capital stock (Note 7)	75,492,225	56,792,773
Contributed surplus (Note 9)	4,636,750	2,258,100
Deficit accumulated in the exploration stage	(16,593,207)	(14,047,444)
	63,535,768	45,003,429
	$ 64,527,607	$ 45,899,617

The accompanying notes are an integral part of these consolidated financial statements.

AMENDED

Minefinders Corporation Ltd.
(An Exploration Stage Company)
Consolidated Statements of Loss and Deficit
(Expressed in Canadian Dollars)
(Unaudited)

	For the Three Months Ended September 30		For the Nine Months Ended September 30	
	2003	2002	2003	2002
General and Administrative Expenses				
Accounting and auditing	$ 41,046	$ 17,809	$ 130,759	$ 62,932
Amortization	3,544	2,100	9,883	3,901
Consulting fees (Note 9)	897,673	74,039	1,044,181	440,171
Corporate relations	138,994	30,771	683,804	136,575
Legal	97,433	53,761	363,617	226,167
Office services and expenses	70,407	70,281	249,665	175,636
Shareholder reports and filing fees	28,684	3,341	315,694	57,751
Transfer agent fees	4,254	1,748	19,120	22,778
Travel	13,084	23,655	69,133	101,532
	1,295,119	277,505	2,885,856	1,227,443
Write-off of mineral properties and Deferred exploration costs	45,881	155,509	107,389	345,335
Loss from operations	(1,341,000)	(433,014)	(2,993,245)	(1,572,778)
Other Items:				
Foreign exchange gain (loss)	219,706	41,896	(122,550)	(34,988)
Interest income	131,295	89,043	571,123	135,787
(Loss) gain on sale of capital assets	(1,091)	-	(1,091)	3,031
Net loss for the period	(991,090)	(302,075)	(2,545,763)	(1,468,948)
Deficit accumulated, beginning of period	(15,602,117)	(12,460,375)	(14,047,444)	(11,293,502)
Deficit accumulated, end of period	$ (16,593,207)	$ (12,762,450)	$(16,593,207)	$ (12,762,450)
Loss per share – basic and diluted	$ (0.03)	$ (0.01)	$ (0.08)	$ (0.06)
Weighted Average Shares Outstanding	31,655,385	26,670,735	31,009,824	24,404,352

The accompanying notes are an integral part of these consolidated financial statements.

AMENDED


Minefinders Corporation Ltd.
(An Exploration Stage Company)
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)
(Unaudited)


	For the Three Months Ended September 30		For the Nine Months Ended September 30	
	2003	2002	2003	2002
Cash flows from operating activities				
Net loss for the period	$ (991,090)	$ (302,075)	$ (2,545,763)	$ (1,468,948)
Items not involving cash				
Amortization	3,544	2,100	9,883	3,901
Write off of mineral properties and				
deferred exploration costs	45,881	155,509	107,389	345,335
Loss (gain) on sale of capital assets	1,091	-	1,091	(3,031)
Stock option compensation (Note 9)	850,800	-	850,800	250,500
Net change in non-cash working capital balances				
Receivables	(142,049)	(181,281)	(419,863)	(213,337)
Prepaid expenses	666	(18,742)	62,516	5,308
Accounts payable and accrued liabilities	(265,137)	499,879	95,651	790,405
	(496,294)	155,390	(1,838,296)	(289,867)
Cash flows from investing activities				
Mineral properties and exploration costs	(2,629,596)	(1,910,955)	(6,134,964)	(2,853,391)
Purchase of capital assets	(52,912)	(16,320)	(102,203)	(29,561)
Proceeds on sale of capital assets	200	-	200	5,352
Redemption (purchase) of short term investments	2,710,061	(85,236)	(11,442,224)	(9,126,493)
	27,753	(2,012,511)	(17,679,191)	(12,004,093)
Cash flows from financing activities				
Net proceeds on issuance of common shares	1,058,372	858,903	18,699,452	12,696,731
	1,058,372	858,903	18,699,452	12,696,731
Increase (decrease) in cash for the period	589,831	(998,218)	(818,035)	402,771
Cash, beginning of period	823,919	1,876,125	2,231,785	475,136
Cash, end of period	$ 1,413,750	$ 877,907	$ 1,413,750	$ 877,907

The accompanying notes are an integral part of these consolidated financial statements.

AMENDED

Minefinders Corporation Ltd.
(An Exploration Stage Company)
Consolidated Statements of Mineral Properties
And Deferred Exploration Costs
(Expressed in Canadian Dollars)
(Unaudited)

	For the Three Months Ended September 30		For the Nine Months Ended September 30	
	2003	2002	2003	2002
Mineral Properties	$ 58,790	$ 59,442	$ 149,297	$ 163,820
Exploration Costs				
Assaying	228,967	140,876	693,885	207,155
Aircraft charter	10,137	13,352	14,620	13,352
Amortization	15,561	6,869	30,882	14,769
Communication and delivery	39,078	15,141	87,140	45,020
Drilling and trenching	1,393,534	1,019,518	3,064,516	1,277,660
Engineering and feasibility study	127,083	-	153,415	-
Environmental	-	-	5,800	985
Geophysical surveying and mapping	27,380	25,265	80,424	60,032
Heavy equipment	5,421	-	5,421	10,073
Legal: mineral properties	11,754	18,501	22,388	27,069
Licences and recording fees	181,833	261,370	364,473	466,889
Metallurgical	47,922	-	153,655	-
Road building	108,845	-	129,204	39,090
Supplies	58,769	25,431	158,495	80,307
Technical and professional services	300,726	442,801	944,161	894,613
Other non-cash professional services (Note 9)	1,527,850	-	1,527,850	676,350
Travel	29,357	37,987	108,070	88,369
	4,114,217	2,007,111	7,544,399	3,901,733
Gross mineral properties and deferred exploration costs	4,173,007	2,066,553	7,228,058	4,065,553
Less: costs paid by joint venturer	-	(148,729)	-	(521,043)
Mineral properties and deferred exploration costs during the period	4,173,007	1,917,824	7,693,696	3,544,510
Balance, beginning of period	39,191,147	31,547,584	35,731,966	30,110,724
Less: Wirite – off of mineral properties and deferred exploration costs	(45,881)	(155,509)	(107,389)	(345,335)
Balance, end of period	$ 43,318,273	$ 33,309,899	$ 43,318,273	$ 33,309,899

The accompanying notes are an integral part of these consolidated financial statements.

AMENDED

Minefinders Corporation Ltd.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2003

1. **Basis of Presentation**

   All figures as at and for the periods ended September 30, 2003 and 2002 are unaudited.

   The financial statements included herein, presented in accordance with generally accepted accounting principles in Canada for interim financial statements and stated in Canadian dollars, have been prepared by the Company, without audit. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading.

   The statements reflect all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for the fair presentation of the information contained therein. These consolidated interim financial statements should be read in conjunction with the consolidated financial statements for the year ended December 31, 2002 and notes thereto included in the Company's Annual Report. The Company follows the same accounting principles in the preparation of interim reports.

   Results of operations and mineral exploration activity for interim periods may not be indicative of annual results.

2. **Nature of Business**

   These accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of the assets and the satisfaction of liabilities and commitments in the normal course of business. The continuation of the Company and the recoverability of the amount shown for mineral properties and deferred exploration costs is dependent upon the continuing financial support of shareholders or other investors and obtaining long-term financing to complete exploration and development.

3. **Segmented Information**

   The Company has determined that it has one business segment, the exploration and development of mineral properties. The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating results for the three months and nine months ended September 30, 2003 and 2002.

4. **Short-term Investments**

   The balance consists of the principal and accrued interest on redeemable term deposits maturing on February 6, 2004 and March 31, 2004. Interest income is earned at prime less 2.1%.

Minefinders Corporation Ltd.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2003

5. Mineral Properties and Deferred Exploration Costs

	Mineral Properties	Deferred Exploration Costs	September 30, 2003	December 31, 2002
Mexico				
Dolores Property	$ 10,733,329	$ 24,035,352	$ 34,768,681	$ 28,777,029
Northern Sonora	278,460	3,725,024	4,003,484	3,096,109
La Reserva/El Correo	77,961	1,971,503	2,049,464	1,954,868
Other	76,967	1,210,214	1,287,181	790,862
	11,166,717	30,942,093	42,108,810	34,618,868
United States				
Nevada Properties	323,953	885,510	1,209,463	1,113,098
	$ 11,490,670	$ 31,827,603	$ 43,318,273	$ 35,731,966

6. Capital Assets

			Net Book Value	
	Cost	Accumulated Amortization	September 30, 2003	December 31, 2002
Exploration equipment	$ 88,574	$ 37,751	$ 50,823	$ 14,637
Office furniture and equipment	174,546	91,340	83,206	42,699
Vehicles	279,528	222,534	56,994	73,540
	$ 542,648	$ 351,625	$191,023	$130,876

Capital assets of the Company are segmented by geographical area as follows:

	September 30, 2003	December 31, 2002
Mexico	$ 38,482	$ 43,983
United States	88,106	54,546
Canada	64,435	32,347
	$ 191,023	$ 130,876

Minefinders Corporation Ltd
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2003

7. Capital Stock

Authorized: Unlimited common shares, no par value
Issued: Common shares

	Issued	Amount
Balance, January 1, 2003	28,411,737	$ 56,792,773
Issued:		
For cash – private placement (net of issue costs of $ 1,184,993)	2,587,500	16,927,507
Exercise of warrants	353,104	494,345
Exercise of stock options	549,500	1,277,600
Balance, September 30, 2003	31,901,841	$ 75,492,225

At September 30, 2003, the following stock options were outstanding:

Number	Exercise Price	Expiry Date
172,500	$ 1.25	December 22, 2003
285,000	$ 1.10	June 19, 2005
40,000	$ 1.05	December 7, 2005
245,000	$ 1.50	November 7, 2006
607,500	$ 3.30	April 17, 2007
970,000	$ 6.45	December 23, 2007
50,000	$ 8.08	July 1, 2008
800,000	$ 10.65	September 26, 2008
3,170,000		

On June 10, 2003 shareholders of the Company approved the Company's 2003 stock option plan.

Subsequent to September 30, 2003, 35,000 options were exercised at a weighted average price of $ 4.33 for gross proceeds of $151,500.

8. Related Party Transactions

Related party transactions not disclosed elsewhere in these consolidated financial statements are as follows:

a) The Company was charged for administrative and geological services by a director and an officer for $87,352 for the three months ended September 30, 2003 (2002 - $115,606); $272,953 for the nine months ended September 30, 2003 (2002 - $271,712).

b) The Company was charged for legal services by a director (in the prior year, by a law firm in which a director was a partner). The cost of these services was $ 16,400 for the three months ended September 30, 2003 (2002 - $52,585); $151,320 for the nine months ended September 30, 2003 (2002 - $245,430).

Transactions with related parties were in the normal course of operations and were measured at the exchange value (the amount of consideration established and agreed to by the related parties).

AMENDED

(Expressed in Canadian Dollars)

9. Stock-Based Compensation

The Company accounts for all stock-based compensation issued to non-employees. Compensation expense to non-employees is determined using the Black-Scholes option pricing model. On July 1, 2003, the Company granted 25,000 stock options at an option price of $ 8.08, which vested immediately and 25,000 stock options to vest in six months. On September 26, 2003, the Company granted 800,000 stock options at an option price of $10.65 to employees and certain consultants. The Company expensed $850,800 compensation costs for stock options granted to non-employees and capitalized $1,527,850 to mineral properties and deferred exploration costs. The combined amount of $2,378,650 was credited to contributed surplus. An additional amount of $746,400 relating to the fair value of stock options granted to employees is presented below as a proforma adjustment to net loss.

Compensation expense to non-employees is determined using the Black-Scholes option pricing model. Weighted average assumptions used in calculating compensation expense in respect of options granted to consultants are as follows:

	Sept. 30, 2003	Dec. 31, 2002
Risk-free rate	5%	5%
Dividend yield	0%	0%
Volatility factor of the expected market price of the Company's common shares	50%	45%
Weighted average expected life of the options (months)	30	30

The following is the pro-forma net loss of the Company with the fair value applied to options issued to employees:

	Three months ended		Nine months ended	
	Sept 30, 2003	Sept 30, 2002	Sept 30, 2003	Sept 30, 2002
Net loss for the period	$(991,090)	$(302,075)	$(2,545,763)	$(1,468,934)
Compensation expense relating to the fair value of employee stock options	(746,400)	-	(746,400)	(375,750)
Pro forma net loss for the period	$(1,737,490)	$(302,075)	$(3,292,163)	$(1,844,684)
Pro forma net loss per share	$ (0.05)	$ (0.01)	$ (0.11)	$ (0.08)

AMENDED

Minefinders Corporation Ltd
(An Exploration Stage Company)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
September 30, 2003

10. United States Generally Accepted Accounting Principles

The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). These principles differ in some respects from United States generally accepted accounting principles ("US GAAP"). The effect of such differences on the Company's consolidated financial statements is set out below:

a) Mineral Exploration Expenditures

Under Canadian GAAP expenditures on specific properties are capitalized until such time as either economically unrecoverable reserves are established or the properties are sold or abandoned. US GAAP requires that mineral exploration expenditures be charged to the Statement of Loss and Deficit in the period incurred. Accordingly, for US GAAP, all mineral exploration expenditures incurred to date would be charged to the Statement of Loss and Deficit.

The impact of the above on the financial statements is as follows:

	For the three months ended September 30, 2003	For the nine months ended September 30 2003
Net loss per Canadian GAAP	$ (991,090)	$ (2,545,763)
Adjustments related to:		
Mineral exploration expenses	(4,127,126)	(7,586,307)
Net loss per US GAAP	$ (5,118,216)	$ (10,132,070)
Loss per share per US GAAP		
Basic and diluted	$ (0.16)	$ (0.33)

	September 30, 2003	December 31, 2002
Shareholders' equity per Canadian GAAP	$ 63,535,768	$ 45,003,429
Adjustments related to:		
Mineral exploration expenses	(43,318,273)	(35,731,966)
Shareholders' equity per US GAAP	$ 20,217,495	$ 9,271,463

AMENDED

MINEFINDERS CORPORATION LTD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three months ended September 30, 2003 compared with the three months ended September 30, 2002. For balance sheet items, comparisons are to the accounts as at December 31, 2002. All amounts are in Canadian dollars unless otherwise specified.

Forward-looking Statements

Certain statements contained in this report, including statements regarding the anticipated development and expansion of the Company's business, the intent, belief or current expectations of the Company, its directors or its officers, primarily with respect to the future operating performance of the Company and the products it expects to offer and other statements contained herein regarding matters that are not historical facts, are "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act (the "Reform Act"). Future filings with the Securities and Exchange Commission, future press releases and future oral or written statements made by or with the approval of the Company, which are not statements of historical fact, may contain forward-looking statements, as defined under the Reform Act. Because such statements include risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. For a more detailed listing of some of the risks and uncertainties facing the Company, please see the 2002 Form 10-KSB and 10-KSB/A filed by the Company with the Securities and Exchange Commission.

All forward-looking statements speak only as of the date on which they are made. The Company undertakes no obligation to update such statements to reflect events that occur or circumstances that exist after the date on which they are made.

Introduction

The following discussion and analysis of the operating results and financial position of Minefinders Corporation Ltd. (the "Company") should be read in conjunction with the attached Consolidated Financial Statements of the Company and related Notes which have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) (see Summary of Significant Accounting Policies and Note 1: Nature of Business in the accounts contained on pages 18 and 19 of the Annual Report for 2002), which differ in certain material respects from accounting principles generally accepted in the United States (US GAAP) (see Note 10). The Company's accounting policies and estimates used in the preparation of these financial statements are consistent with those used in the preparation of the annual financial statements and are considered appropriate in the circumstances, but are subject to judgments and uncertainties inherent in the financial reporting process. These statements are prepared by management without audit, except where noted.

Business Conditions

The Company is primarily engaged in the exploration and development of mineral properties, principally precious metals. Its main asset is the Dolores deposit in Chihuahua, Mexico. A bankable feasibility study is currently in progress, the results of which will be the principal consideration in advancing the Company from exploration stage to production.

The Company does not have revenue except from interest earned on cash balances. It relies on equity financing to fund corporate expenses and exploration programs on its properties in

Mexico and the United States. The general market for this activity, which includes related investor interest and opportunities to obtain funding, continued to be favourable in the third quarter of 2003. The price for gold appreciated from a low of US$350 per ounce at the beginning of the third quarter to approximately US$395 on November 13, 2003 and silver rose from US$4.56 to US$5.30 per ounce in that period. The price of gold has not reached this level since February, 1996.

Operating Activities

The Company recorded a net loss for the quarter ended September 30, 2003 of $1.0 million ($0.03 per share) compared with $0.3 million ($0.01 per share) in the third quarter of 2002, and for the nine month period ended September 30, 2003 of $2.5 million ($0.08 per share), compared with $1.5 million ($0.06 per share) in the same period of 2002. Administration costs were higher than the corresponding quarter of 2002 partially offset by higher interest income earned on cash balances and a positive foreign exchange adjustment. Expenditures on exploration were almost double the corresponding third quarter of 2002, up from $2.1 million to $4.2 million. The company has accounted for the value of stock options issued to non-employees, and as a result, the costs for administration and exploration are higher than comparable periods in 2002, as discussed below.

Administration costs increased from $277,505 in the third quarter of 2002 to $1,295,119 in 2003 due to several factors, the most significant being an accrual for the value of share purchase options granted in July and September, 2003, of $850,800 allocated to administration costs and increase in corporate relations costs of $108,223. There were no share purchase options granted in the third quarter of 2002. Due to a strong gold market and investor interest in its developing Dolores Project, the company has committed to increased corporate relations expenditures in 2003 compared with 2002. Expenditures in the third quarter 2003, while higher than in 2002, are consistent with those incurred in the first two quarters of 2003.

Interest income increased to $131,295 in the third quarter of 2003 (2002 - $89,043) due to a higher treasury balance throughout the third quarter of 2003 compared with 2002, mainly as a result of a brokered private placement of shares for net proceeds of $16.9 million in the first quarter of 2003. The Company's financial instruments may include United States dollars and Mexican pesos, and certain expenditures are denominated in those currencies before being converted to Canadian dollars for reporting purposes. The Company does not engage in currency hedging activities at this time, and as such, is subject to gains and losses on monetary assets and liabilities when the Mexican Peso and the United States dollar fluctuate in value against the Canadian dollar. The company recorded a foreign exchange gain of $219,706 compared with a gain of $41,896 in 2002. There were no significant property write-downs in the period, nor in the comparable period in 2002. The Company will assess its work commitments at year end, and in conjunction, evaluate the appropriateness of the carrying value of these exploration assets to these financial statements.

As the Company does not yet have any resource properties that qualify for capitalization under US GAAP, the primary effect of the US GAAP reconciliation is to increase the net loss and deficit for the quarter ended September 30, 2003 and 2002 by the amounts of the exploration expenses capitalized less write-offs under GAAP in each of those periods. For the purposes of US GAAP, these expenses have been charged to the Statement of Loss and Deficit in the period incurred (see Note 10).

Capital Resources and Liquidity

The Company's financial condition continued to be strong in the third quarter of 2003. At September 30, 2003 the Company had working capital of $20.0 million, compared with a balance at September 30, 2002 of $9.5 million, and $9.1 million as at December 31, 2002.

Financing was limited during the quarter; there was no private placement of common shares. The Company received $721,300 (2002 - $209,975) upon the exercise of 338,750 (2002 – 107,500) share purchase options. The company received $342,172 (2002 - $648,928) from the exercise of 244,409 (2002 – 577,909) share purchase warrants. Receivables increased during the year, reflecting further accumulation of refundable Mexican sales tax on expenditures on the Dolores Property. The Company is currently seeking to expedite recovery of these amounts owing, and has engaged outside assistance in the process.

In the third quarter of 2003, the Company substantially increased expenditures on its mineral properties to $4.2 million (2002 - $2.0 million). The 2003 expenditures include $1.5 million in non-cash share option compensation, recorded as the value of stock options granted during the quarter; there was no non-cash share option compensation recorded in 2002. Drilling and assaying made up over $1.6 million of the quarterly expenditure (2000 - $1.2 million) and is being directed to fill in gaps in the database along the strike and at depth in the Dolores deposit, to convert inferred resources into the measured and indicated resource categories. Expenditures in the third quarter of 2003 also reflected additional funding for feasibility work, including additional metallurgical and engineering work and road construction,

Operations Review

The Company continues to drill targets adjacent to the main zone of the Dolores deposit. On August 6, 2003, the Company announced additional drill results from the Dolores Project. Drilling continues to elevate inferred mineralization into the measured and indicated categories, as well as adding new mineralization to the deposit. Deep drilling to expand the underground potential is underway and will be reported when assays are available. Condemnation drilling was being permitted for plant, leach pad and tailings sites. The feasibility study is progressing with significant progress towards determining final processing methodology, optimal mine design, capital costs, operating costs, mine throughput rates and infrastructure upgrades required to build the mine.

The Company also announced drilling results on its Northern Sonora properties on November 11, 2003, with encouraging results. At the La Bolsa project, a 20-hole drill program resulted in significant intercepts which were higher than the average grade of the existing resource. Drill results from other Northern Sonora projects were also reported and some follow-up holes are planned.

Outlook

The Company is adequately funded to carry out its planned exploration and development programs for the remainder of 2003. In 2004 the Company plans to release the results of its feasibility study on the Dolores Project, from which the Company intends to base its decision to construct a mine. Upon approval from the Board of Directors, the Company would source appropriate construction financing.

On June 5, 2003, the Company announced a new drilling program for its Northern Sonora properties to test five separate projects located within the concessions. A total of $1.7 million has been budgeted for the completion of 100 to 125 drill holes, some of which have been completed and reported. In addition, the Company will conduct work programs in Nevada which will involve initial and follow-up drilling on its Clear, Gutsy and Dottie properties. Some exploration programs in the United States, which have previously been announced, may be deferred until the new year.

The Canadian dollar closed the quarter near US$0.74 = CDN$1.00 (as at December 31, 2002 - $0.637), although it strengthened to $0.769 after the quarter. Future financial prospects of the Company may be affected to some extent by this appreciation of the Canadian dollar against both the United States dollar and the Mexican peso. Should the Canadian dollar remain at this level or appreciate further, this is expected to have a positive near-term effect on development and operating costs, to the extent that such costs are incurred in lower-value U.S. dollars and Mexican pesos.

Risks and Uncertainties

The Company is a mineral exploration and development company and as such is exposed to a number of risks and uncertainties that are common to other companies in the same business. The Company's financial success is subject to, among other things, fluctuations in metal prices and foreign exchange rates, which may affect current or future operating results, and may affect the economic value of its mineral resources. Its ability to obtain financing to explore for mineral deposits and to continue and complete the development of those properties it has classified as assets is not assured, nor is there assurance that the expenditure of funds will result in the discovery of an economic mineral deposit. The Company has not prepared a feasibility study on any of its deposits to determine if it hosts a mineral resource that can be economically developed and profitably mined. For a thorough analysis of the risks and uncertainties of the Company we refer you to the Annual Information Form, available through the Company's website or by contacting the Company.

/signed/

Mark H. Bailey

President and Chief Executive Officer

/signed/

Jon Morda

Chief Financial Officer

November 21, 2003

MINEFINDERS
CORPORATION LTD.

Listed on the TSX symbol: MFL
Traded on AMEX symbol: MFN

Suite 2288 • 1177 West Hastings St.
Vancouver, B.C. V6E 2K3
Tel. (604) 687-6263
Fax (604) 687-6267
website: www.minefinders.com

NEWS RELEASE

December 12, 2003

Minefinders Completes CDN$44,000,000 Equity Financing

VANCOUVER, BRITISH COLUMBIA – Minefinders Corporation Ltd. (the "Company") (TSX: MFL / AMEX: MFN), Mark H. Bailey, President and CEO, is pleased to report the completion of its previously announced bought deal offering of common shares at CDN$ 11.00 a share. The financing was oversubscribed and realized gross proceeds of CDN$44,000,000.

A total of 4,000,000 shares were sold, which included the exercise in full of the underwriters' over-allotment option. The offering was placed by an underwriting syndicate led by BMO Nesbitt Burns and including Griffiths McBurney & Partners, Salman Partners Inc. and Orion Securities Inc., in consideration of which a cash commission equal to 5.5% of the gross proceeds of the financing was paid.

Subject to completion of a positive bankable feasibility study, the Company intends to apply approximately $30,000,000 of the net proceeds of the offering to commence mine construction at its 100% owned Dolores gold and silver project in Chihuahua State, Mexico.

On Behalf of the Board of Directors

MINEFINDERS CORPORATION LTD.

"Mark H. Bailey"

Mark H. Bailey
President and Chief Executive Officer

For further information please visit our website at www.minefinders.com, or contact the Company at Tel: (604) 687-6263 or Fax: (604) 687-6267.

The common shares issued under this offering have not and will not be registered under the U.S. Securities Act of 1933, as amended, or the securities laws of any state, and have not been offered or sold within the United States or to or for the account or benefit of U.S. persons absent U.S. registration or an applicable exemption from the U.S. registration requirements. This press release does not constitute an offer to sell or the solicitation of an offer to purchase securities in the United States.

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statements in this release relating to the use of proceeds and the operation of the Company after the completion of this transaction are forward-looking statements within the meaning of the United States Private Securities Litigation Act of 1995. These forward looking statements are subject to a variety of risks and uncertainties which could cause actual events to differ materially from those reflected in the forward-looking statements, including the uncertainties related to estimated costs of exploration activities on the Company's Dolores Project, risks related to exploration programs on the Company's Dolores Project, uncertainty that the Dolores Project can be commercially exploited, and other risks and uncertainties concerning the specific factors identified above and in the company's periodic filings with the Ontario Securities Commission and the U. S. Securities Exchange Commission. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not intend to update this information and disclaims any legal liability to the contrary.

Not for distribution to U.S. news wire services or dissemination in the United States.

BRITISH COLUMBIA
ALBERTA
SASKATCHEWAN
MANITOBA
ONTARIO
QUEBEC

BC FORM 53-901F
(Previously Form 27)

MATERIAL CHANGE REPORT

Section 85(1) of the *Securities Act* (British Columbia) and Section 151 of the *Securities Rules* (British Columbia), and corresponding provisions of the securities legislation in other Provinces

Item 1.   **Reporting Issuer**

Minefinders Corporation Ltd.
2288 – 1177 West Hastings Street
Vancouver, B.C. V6E 2K3

Item 2.   **Date of Material Change**

December 12, 2003 (being the date of the news release).

Item 3.   **Press Release**

The Press Release dated December 12, 2003 was forwarded to the Toronto Stock Exchange, the American Stock Exchange, and disseminated via CCN Mathews (Canadian Disclosure Network) and Canada Stockwatch.

A copy of the Press Release is attached as Schedule "A".

Item 4.   **Summary of Material Change**

Minefinders Corporation Ltd. announced the completion of its previously announced bought deal financing atCDN$11.00 per share.

Item 5.   **Full Description of Material Change**

For a full description of the material change, see Schedule "A".

Item 6.   **Reliance on Section 85(2) of the *Securities Act* (British Columbia) and corresponding provisions of the securities legislation in other Provinces**

Not Applicable.

Item 7.   **Omitted Information**

Not Applicable.

Item 8.   **<u>Senior Officers</u>**

The following Senior Officer of the Company is available to answer questions regarding this report:

Mark Bailey
President and Director
2288 – 1177 West Hastings Street
Vancouver, B.C. V6E 2K3
(604) 687-6263

Item 9.   **<u>Statement of Senior Officer</u>**

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, B.C., this 12th day of December, 2003.

MINEFINDERS CORPORATION LTD.

Per:

/S/ "Paul C. MacNeill"
Paul C. MacNeill
Director

SCHEDULE "A"

MINEFINDERS CORPORATION LTD.

Listed on the TSE symbol: MFL
Listed on AMEX symbol: MFN

Suite 2288-1177 West Hastings St.
Vancouver, B.C. V6E 2K3
Tel. (604) 687-6263
Fax (604) 687-6267
website: www.minefinders.com

N E W S R E L E A S E

December 12, 2003

Minefinders Completes CDN$44,000,000 Equity Financing

VANCOUVER, BRITISH COLUMBIA – Minefinders Corporation Ltd. (the "Company") (TSX: MFL / AMEX: MFN), Mark H. Bailey, President and CEO, is pleased to report the completion of its previously announced bought deal offering of common shares at CDN$ 11.00 a share. The financing was oversubscribed and realized gross proceeds of CDN$44,000,000.

A total of 4,000,000 shares were sold, which included the exercise in full of the underwriters' over-allotment option. The offering was placed by an underwriting syndicate led by BMO Nesbitt Burns and including Griffiths McBurney & Partners, Salman Partners Inc. and Orion Securities Inc., in consideration of which a cash commission equal to 5.5% of the gross proceeds of the financing was paid.

Subject to completion of a positive bankable feasibility study, the Company intends to apply approximately $30,000,000 of the net proceeds of the offering to commence mine construction at its 100% owned Dolores gold and silver project in Chihuahua State, Mexico.

On Behalf of the Board of Directors

MINEFINDERS CORPORATION LTD.

"Mark H. Bailey"
Mark H. Bailey
President and Chief Executive Officer

For further information please visit our website at www.minefinders.com, or contact the Company at Tel: (604) 687-6263 or Fax: (604) 687-6267.

The common shares issued under this offering have not and will not be registered under the U.S. Securities Act of 1933, as amended, or the securities laws of any state, and have not been offered or sold within the United States or to or for the account or benefit of U.S. persons absent U.S. registration or an applicable exemption from the U.S. registration requirements. This press release does not constitute an offer to sell or the solicitation of an offer to purchase securities in the United States.

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statements in this release relating to the use of proceeds and the operation of the Company after the completion of this transaction are forward-looking statements within the meaning of the United States Private Securities Litigation Act of 1995. These forward looking statements are subject to a variety of risks and uncertainties which could cause actual events to differ materially from those reflected in the forward-looking statements, including the uncertainties related to estimated costs of exploration activities on the Company's Dolores Project, risks related to exploration programs on the Company's Dolores Project, uncertainty that the Dolores Project can be commercially exploited, and other risks and uncertainties concerning the specific factors identified above and in the company's periodic filings with the Ontario Securities Commission and the U. S. Securities Exchange Commission. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not intend to update this information and disclaims any legal liability to the contrary.

Not for distribution to U.S. news wire services or dissemination in the United States.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Minefinders Corporation Ltd.
(Registrant)

Date   December 12, 2003   By: /S/ "Paul C. MacNeill"
(Print) Name: Paul C. MacNeill
Title: Director